SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Fidelity Central Investment Portfolios LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

82 Devonshire Street

Boston, Massachusetts 02109

Telephone Number (including area code): 617-563-7000

Name and address of agent for service of process:

Eric D. Roiter

82 Devonshire Street

Boston, MA 02109

_________________________________________________________________________________________

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes	[X]	No	[ ]

_________________________________________________________________________________________

Item 1. Exact name of registrant.

Fidelity Central Investment Portfolios LLC

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Delaware, September 15, 2004

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company,

association, fund).

Limited Liability Company

Item 4. Classification of registrant (face amount certificate company, unit investment trust, or management company).

Registrant is a management company

Item 5. If registrant is a management company:

(a) state whether registrant is a "closed-end" company or an "open-end" company;

Registrant is an open-end company

(b) state whether registrant is registering as a "diversified" company or a "non-diversified" company

(read Instructions 4(i) carefully before replying).

Registrant is registering as a diversified company

Item 6. Name and address of each investment adviser of registrant.

FMR Co., Inc.

82 Devonshire Street

Boston, MA 02109

Fidelity Investments Money Management, Inc.

One Spartan Way

Merrimack, NH 03054

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Edward C. Johnson 3d, Director

Abigail P. Johnson, Director

Laura B. Cronin, Director

Robert L. Reynolds, Director

J. Michael Cook, Director

Ralph F. Cox, Director

Robert M. Gates, Director

George H. Heilmeier, Director

Donald J. Kirk, Director

Marie L. Knowles, Director

Ned C. Lautenbach, Director

Marvin L. Mann, Director

William O. McCoy, Director

William S. Stavropoulos, Director

Peter S. Lynch, Officer

Dwight D. Churchill, Officer

Bart A. Greiner, Officer

Charles S. Morrison, Officer

Jeff Moore, Officer

Matt Conti, Officer

Eric D. Roiter, Secretary

Stuart Fross, Assistant Secretary

Christine Reynolds, President and Treasurer

Timothy Hayes, Chief Financial Officer

Kenneth A. Rathgeber, Chief Compliance Officer

John R. Hebble, Deputy Treasurer

Kimberley H. Monasterio, Deputy Treasurer

John H. Costello, Assistant Treasurer

Francis V. Knox, Jr., Assistant Treasurer

Peter L. Lydecker, Assistant Treasurer

Mark Osterheld, Assistant Treasurer

Kenneth B. Robins, Assistant Treasurer

Thomas J. Simpson, Assistant Treasurer

The address of each Director is 82 Devonshire Street, Boston, Massachusetts 02109.

Item 8. If registrant is an unincorporated investment company not having a board of directors:

(a) state the name and address of each sponsor of registrant;

NOT APPLICABLE

(b) state the name and address of each officer and director of each sponsor of registrant;

NOT APPLICABLE

(c) state the name and address of each trustee and each custodian of registrant;

NOT APPLICABLE

Item 9. (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or

no).

No.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter,

state the name and address of such underwriter.

NOT APPLICABLE

(c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

No.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

No.

(e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities).

NOT APPLICABLE

Item 10. State the current value of registrant's total assets.

-0-

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders, if any.

NOT APPLICABLE

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 5th day of November, 2004.

Fidelity Central Investment Portfolio LLC

By:	/s/ Christine Reynolds	Attest:	/s/ Eric D. Roiter
	Christine Reynolds		Eric D. Roiter
	President		Secretary